# SEC Schedule 13D/A (Amendment No. 12) — Beneficial ownership report by holders of more than 5% of a class

Issuer: ULTRALIFE CORP, CIK 0000875657
CUSIP: 903899102
Title of class of securities: Common Stock, $.10 par value per share
Address of issuer's principal executive offices: 2000 TECHNOLOGY PARKWAY, NEWARK, New York (NY), 14513
Date of event which requires filing of this statement: 11/10/2026
Filed by CIK 0000933430
Persons authorized to receive notices and communications: Charlene O'Connor, 5215 Old Orchard Road, Suite 970, Skokie, Illinois (IL), 60077, 847-733-1230

## Reporting persons
- WHITMORE BRADFORD T (CIK 0000933430): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: working capital (WC); sole voting power 205,915; shared voting power 6,502,920; sole dispositive power 205,915; shared dispositive power 6,502,920; aggregate amount beneficially owned 6,708,835 (40.3% of the class)
  Comment: Bradford T. Whitmore has shared voting power of 6,502,920 shares as the manager of Whitmore Holdings, LLC, as the manager of Zistar Management, LLC, a member and manager of SUNRAY I, LLC and as the sole Trustee of Bradford Whitmore Trust, the sole shareholder of Bun Partners, Inc. Whitmore Holdings, LLC, SUNRAY I, LLC and Bun Partners, Inc. are the holders of the shares. Bradford T. Whitmore has shared dispositive power of 6,502,920 shares as the manager of Whitmore Holdings, LLC, as the manager of Zistar Management, LLC, a member and manager of SUNRAY I, LLC and as the sole Trustee of Bradford Whitmore Trust, the sole shareholder of Bun Partners, Inc. Whitmore Holdings, LLC, SUNRAY I, LLC and Bun Partners, Inc. are the holders of the shares.
- SUNRAY I, LLC (CIK 0001564292): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 4,452,283; sole dispositive power 4,452,283; aggregate amount beneficially owned 4,452,283 (26.7% of the class)
- WHITMORE HOLDINGS, LLC: type of reporting person: other (OO); citizenship or place of organization: Tennessee (TN); source of funds: working capital (WC); sole voting power 1,750,637; sole dispositive power 1,750,637; aggregate amount beneficially owned 1,750,637 (10.5% of the class)
- ZISTAR MANAGEMENT, LLC: type of reporting person: other (OO); citizenship or place of organization: Tennessee (TN); source of funds: working capital (WC); sole voting power 4,452,283; sole dispositive power 4,452,283; aggregate amount beneficially owned 4,452,283 (26.7% of the class)
  Comment: Zistar Management, LLC has sole voting power of 4,452,283 shares as the Manager of SUNRAY I, LLC, the holder of the shares.
  Zistar Management, LLC has sole dispositive power of 4,452,283 shares as the manager of SUNRAY I, LLC, the holder of the shares.
- BUN PARTNERS, INC.: type of reporting person: corporation (CO); citizenship or place of organization: South Dakota (SD); source of funds: working capital (WC); sole voting power 300,000; sole dispositive power 300,000; aggregate amount beneficially owned 300,000 (1.8% of the class)
- BRADFORD WHITMORE TRUST: type of reporting person: other (OO); citizenship or place of organization: Tennessee (TN); source of funds: working capital (WC); shared voting power 6,502,920; shared dispositive power 6,502,920; aggregate amount beneficially owned 6,502,920 (39.1% of the class)
  Comment: Bradford Whitmore Trust has shared voting power of 6,502,920 shares as the sole member of Whitmore Holdings, LLC, as the sole member of Zistar Management, LLC, the manager of SUNRAY I, LLC and as the sole shareholder of Bun Partners, Inc. Whitmore Holdings, LLC, SUNRAY I, LLC and Bun Partners, Inc. are the holders of the shares.
  Bradford Whitmore Trust has shared dispositive power of 6,502,920 shares as the sole member of Whitmore Holdings, LLC, as the sole member of Zistar Management, LLC, the manager of SUNRAY I, LLC and as the sole shareholder of Bun Partners, Inc. Whitmore Holdings, LLC, SUNRAY I, LLC and Bun Partners, Inc. are the holders of the shares.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $.10 par value per share
Name of issuer: ULTRALIFE CORP
Address of issuer's principal executive offices: 2000 TECHNOLOGY PARKWAY, NEWARK, New York (NY), 14513
Comment:
The undersigned hereby amends its Schedule 13D as most recently amended on October 29, 2026, relating to the common stock ("Common Stock") of Ultralife Corporation (the "Issuer"). Bradford T. Whitmore, SUNRAY I, LLC, Whitmore Holdings, LLC, Zistar Management, LLC, Bun Partners, Inc. and Bradford Whitmore Trust are collectively referred to in this Amendment No. 12 as the "Filers".

Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meaning as set forth in the Schedule 13D. Except as set forth herein, the Schedule 13D, as previously amended, remains unchanged.

## Item 2. Identity and Background
Name of person filing: This schedule is filed by Bradford T. Whitmore ("Whitmore"), SUNRAY I, LLC, a Delaware limited liability company ("SLLC"), Whitmore Holdings, LLC, a Tennessee limited liability company ("WHLLC"), Zistar Management, LLC, a Tennessee limited liability company ("ZMLLC"), Bun Partners, Inc., a South Dakota corporation ("Bun Partners") and Bradford Whitmore Trust, a trust formed under the laws of the State of Tennessee ("Whitmore Trust") and, collectively with Whitmore, SLLC, WHLLC, ZMLLC and Bun Partners, the "Filers". Whitmore is the sole Trustee of the Whitmore Trust, the manager of WHLLC and ZMLLC and the President and sole officer and director of Bun Partners.
Residence or business address: The business address of Whitmore is 5005 Maryland Way, Ste 260, Brentwood, TN 37027. The business address of SLLC, WHLLC, ZMLLC and Whitmore Trust is 5217 Meadowlake Road, Brentwood, TN 37027. The business address of Bun Partners is 401 3rd Street, Suite 9, Rapid City, SD 57701.
Present principal occupation or employment: The principal business of WHLLC, ZMLLC and Bun Partners is that of being a holding company for various interests. Whitmore's principal occupation is that of being trustee of Whitmore Trust and manager of WHLLC. The principal business of SLLC is to hold shares of the Issuer's Common Stock. The principal business of Whitmore Trust is to own WHLLC, ZMLLC, Bun Partners and other assets.
Criminal convictions in the last five years: None of the persons referred to in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the persons referred to in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Whitmore is a citizen of the United States. SLLC is a Delaware limited liability company. WHLLC is a Tennessee limited liability company. ZMLLC is a Tennessee limited liability company. Bun Partners is a South Dakota corporation. Whitmore Trust was formed under the laws of the State of Tennessee.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and supplemented to add the following:
The aggregate purchase price of the 300,000 shares of Common Stock beneficially owned by Bun Partners, which were acquired pursuant to a Stock Purchase Agreement dated as of November 10, 2026, with WHLLC (the "SPA"), is $4,710,000.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and supplemented to add the following:
On November 10, 2026, WHLLC sold to Bun Partners, and Bun Partners purchased from WHLLC, 300,000 shares of Common Stock (the "SPA Shares") at a purchase price of $15.70 per share pursuant to the SPA in a transfer exempt from reporting under Section 16 of the Act pursuant to Rule 16a-13 thereunder. Pursuant to the SPA, among other things, Bun Partners agreed to be bound by all of the terms and provisions of that certain Tender and Support Agreement, dated October 27, 2026, by and among EnersSys, EnerSys Mergersub Inc. and certain of the Reporting Persons (the "TSA") applicable to a Stockholder (as defined in the TSA) with respect to the SPA Shares. The foregoing description of the SPA does not purport to be complete and is qualified in its entirety by reference to the SPA, which is attached hereto as Exhibit 99.1 and incorporated by reference herein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Regarding aggregate beneficial ownership, see row 11 of the cover page of each Filer. Regarding percentage beneficial ownership, see Row 13 of the cover page of each Filer. Regarding sole power to vote shares, see Row 7 of the cover page of each Filer. Regarding shared power to vote shares, see Row 8 of the cover page of each Filer. Regarding sole power to dispose of shares, see Row 9 of the cover page of each Filer. Regarding shared power to dispose of these shares, see Row 10 of the cover page of each Filer. The percentage listed in Row 13 for the Filer was calculated based on 16,618,049 shares of Common Stock reported to be outstanding on November 2, 2026, as set forth in the Issuer's Quarterly Report on Form 10-Q for the three months ended September 30, 2026, filed with the Securities and Exchange Commission.
Number of shares as to which each person has sole or shared power to vote or dispose: Regarding aggregate beneficial ownership, see row 11 of the cover page of each Filer. Regarding percentage beneficial ownership, see Row 13 of the cover page of each Filer. Regarding sole power to vote shares, see Row 7 of the cover page of each Filer. Regarding shared power to vote shares, see Row 8 of the cover page of each Filer. Regarding sole power to dispose of shares, see Row 9 of the cover page of each Filer. Regarding shared power to dispose of these shares, see Row 10 of the cover page of each Filer. The percentage listed in Row 13 for the Filer was calculated based on 16,618,049 shares of Common Stock reported to be outstanding on November 2, 2026, as set forth in the Issuer's Quarterly Report on Form 10-Q for the three months ended September 30, 2026, filed with the Securities and Exchange Commission.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and supplemented to add the following:
The description of the SPA set forth in Item 4 of this Amendment No. 12 is incorporated herein by reference.
Other persons with the right to receive dividends or sale proceeds: No person other than the Filers is known to have the right to receive, or the power to direct the receipt of, dividends from or the proceeds from the sale of the shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended and supplemented to add the following:
On November 11, 2026, the Reporting Persons entered into a Joint Filing Agreement with respect to the securities of the issuer which is attached as Exhibit 99.2 hereto and incorporated by reference herein. The description of the SPA set forth in Item 4 of this Amendment No. 12 is incorporated herein by reference. Except as described herein, there are no contracts, arrangements, understandings or other relationships with respect to any securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended and supplemented as follows:
Exhibit 99.1 Stock Purchase Agreement
Exhibit 99.2 Joint Filing Agreement

## Signatures
- WHITMORE BRADFORD T: Bradford T. Whitmore, Bradford T. Whitmore (11/12/2026)
- SUNRAY I, LLC: Zistar Management, LLC, Manager (11/12/2026)
- SUNRAY I, LLC: Bradford T. Whitmore, Manager, Zistar Management, LLC (11/12/2026)
- WHITMORE HOLDINGS, LLC: Bradford T. Whitmore, Manager (11/12/2026)
- ZISTAR MANAGEMENT, LLC: Bradford T. Whitmore, Manager (11/12/2026)
- BUN PARTNERS, INC.: Bradford T. Whitmore, Bradford T. Whitmore, President (11/12/2026)
- BRADFORD WHITMORE TRUST: Bradford T. Whitmore, Bradford T. Whitmore, Trustee (11/12/2026)